Exhibit 99.2

Lianluo Smart Announces Receipt of the Nasdaq Notification Letter

Beijing, China – August 24, 2018 - Lianluo Smart Limited (“Lianluo Smart” or the “Company”) (LLIT), a smart service and products provider in China, today announced that in connection with the previously announced resignation of Mingwei Zhang as an independent director, the Company has received a notification letter (the “Nasdaq Letter”) dated August 21, 2018 from the Listing Qualifications department of the Nasdaq Stock Market (“Nasdaq”) indicating that the Company is not in compliance with Nasdaq’s independent director and audit committee requirements as set forth in Listing Rule 5605. Listing Rule 5605(b)(1) requires that a majority of the Company’s Board of Directors be comprised of independent directors. Listing Rule 5605(c)(2)(A) requires that the Company’s Audit Committee be comprised of at least three members, each of whom are independent.

Consistent with Listing Rule 5605(b)(1)(A) and 5605(c)(4), and as confirmed by the Nasdaq Letter, (i) until the earlier of its next annual shareholders’ meeting or August 2, 2019; or (ii) if the next annual shareholders’ meeting is held before January 29, 2019, then no later than January 29, 2019, the Company has to appoint another independent director to its Board of Directors and to name a third director as a member of the Audit Committee so that the Company regains compliance with the requirements of Listing Rule 5605.

The Company further announced that on August 23, 2018, the Company’s Board of Directors appointed Xiaogang Tong to serve as an independent member of the Company’s Board of Directors to fill the vacant seat resulting from the resignation of Mingwei Zhang, and to serve on the Company’s Audit Committee, nominating committee and compensation committee. The Company’s Board of Directors has determined that Xiaogang Tong qualifies as an audit committee financial expert in accordance with applicable Nasdaq Capital Market standards.

About Lianluo Smart Limited

Lianluo Smart Limited is a smart service and products provider, which develops, markets and sells medical wearable devices, intelligent smart devices and ecosystem platform in China. The medical wearable devices sector’s major products are wearable sleep respiratory devices. It provides medical-grade detection and monitoring to OSA (Obstructive Sleep Apnea) syndrome patients. The smart devices sector is specialized in easy-using smart devices for sports, social contact, entertainment, remote-control and family health management. The smart ecosystem platform interconnects things and things, things and human. Lianluo Smart is endeavoring to become a leading provider of intelligent smart products both in domestic and international markets. More information may be found at www.lianluosmart.com.

COMPANY CONTACT:

Lianluo Smart Limited

Estelle Sun

Tel: +86 10 8860 9850

sunxn@lianluosmart.com